INFRASTRUCTURE MATERIALS CORP.
1135 Terminal Way
Suite 207B
Reno, Nevada 89502

Tel:  775-322-4448

June 22, 2010

Via EDGAR

Mark C. Shannon
Branch Chief
Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Infrastructure Materials Corp.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
SEC Comment Letter dated May 26, 2010
File No. 0-52641

Gentlemen:

We are responding your letter dated May 26, 2010 concerning the Form 10-K for the Fiscal Year Ended June 30, 2009 filed by Infrastructure Materials Corp. (“Infrastructure” or the “Company”).  For ease of your review, we have included a reference to your comment and restated your comment before our responses.

Comment:
Your response to prior comment number one from our letter dated March 26, 2010 explains that you have not recognized additional expense associated with the modification of warrants. As it appears additional value has been conveyed to warrant holders not contemplated in the original issuance, please tell us why this event did not trigger expense recognition. Although US GAAP does not directly address transactions of this type, we believe it is appropriate to look to other areas for guidance. In this regard, we believe that guidance contained in FASB ASC 718-20-35-3, 718-20-35-5 and 718-20-35-8 is applicable in this situation.

Response:	Our analysis begins with a chronology of events.

United States Securities and Exchange Commission
Division of Corporation Finance
June 22, 2010

Chronological History of Salient Transactions and Events:

Year ended June 30, 2007:

During the year ended June 30, 2007, the Company issued 700,214 broker warrants at an exercise price of $0.50 to purchase convertible debentures as part of the commission due the agents who placed the offering of common shares and convertible debentures.  These warrants represented an amount equal to 10% of the convertible debentures placed and expired December 31, 2009.

Year ended June 30, 2008:

During the year ended June 30, 2008, all holders of the Company’s convertible debentures exercised their conversion rights.  Under the terms of the convertible debentures, the holders converted the principal amount of their convertible debentures into “Units” at $0.50 per Unit, where each Unit consisted of a share of the common stock of the Company (a “Share”) and a warrant to purchase a Share at a purchase price of $0.75 per Share on or before December 31, 2009.  An aggregate of 7,002,134 Shares and an aggregate of 7,002,134 share purchase warrants were issued upon conversion of the principal amount.

Year ended June 30, 2009:

During the year ended June 30, 2009, the Company completed a private placement with accredited investors of 7,040,000 “Units” at $0.50 per Unit.   Each Unit consists of one Share and one half of a share purchase warrant (a “Warrant”).  Each full Warrant entitles the holder to purchase one Share at $0.75 on or before September 1, 2010.  The Company issued 294,000 broker warrants to purchase Units at $0.50 per Unit in connection with the private placement.  The Units have the same terms as those sold to investors.

December 11, 2008:

On December 11, 2008, the Board of Directors approved a resolution which reduced the exercise price of all unexercised warrants from $0.75 per Share to $0.25 per Share, only if the warrants were exercised prior to February 28, 2009. If not exercised by February 28, 2009, the warrants’ exercise price would remain the same as originally granted for the balance of the term. The Company received an election to purchase 8,900,907 common shares under the exercise of warrants at $0.25 per share and issued 8,900,907 common shares.

Methodology for applying Accounting Principles generally Accepted in the United States:

On December 11, 2008 the Company’s Board approved the following:

The re-pricing of all warrants (reference to above) from $0.75 to $0.25 for a limited time period to February 28, 2009. If the warrant holders failed to exercise the warrant on or before February 28, 2009, the re-pricing benefit would lapse and the warrant holder would loose the incremental value under the principle of fair value measurement.

United States Securities and Exchange Commission
Division of Corporation Finance
June 22, 2010

The Company is required to evaluate the derivative financial instrument (warrants) to determine if the terms and conditions for modification require accounting for the instrument under FASB ASC Topic 718 (Share Based Payment Arrangements)

•	ASC Topic 718 (FAS 123R) applies to share-indexed instruments that embody either (i) performance, (ii) market, or (iii) service conditions. In our opinion, warrants do not embody any such feature.

•
Reference to FAS 123R.4, the Statement applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for equity instruments held by an employee share ownership plan) or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments.

o
ASC Topic 718 applies to share based payments issued in exchange for goods or services. Accordingly, it does not apply to equity or liability instruments issued in exchange for cash or other financial assets

•
EITF 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, provides that “Transactions in which equity instruments are issued in exchange for the receipt of goods or services may involve a contemporaneous exchange of the equity instruments for goods or services or may involve an exchange that spans several financial reporting periods. Furthermore, by virtue of the terms of the exchange with the counterparty, the quantity and terms of the equity instruments to be issued may be known or only known within a range when the transaction arrangement is established. This issue addresses the measurement date and recognition approach for any of these transactions if the counterparty to the transaction is other than an employee.”

o	By reference to its scope, EITF 96-18 does not address transactions other than those related to the receipt of goods and/or services.
o
Further, EITF 96-18 does not address modifications to share-based payment arrangements because, presumably ASC Topic 718 (FAS 123R) provides guidance thereof. As noted above, the subject warrants/units are not within the scope of FAS 123R.

United States Securities and Exchange Commission
Division of Corporation Finance
June 22, 2010

The Company is required to evaluate the substance of, and accounting for, modifications to the “equity classified” (1) financial instruments, subsequent to their issuance, that relate to debt or other liabilities either currently carried on the Issuer’s financial statements or impending and subject to negotiation.

•
EITF 96-19 Debtor’s Accounting for Modification or Exchange of Debt Instruments, as amended by EITF 06-06-Modifications to equity classified financial instruments that result from the modification of a debt or liability classified financial instrument (typically as a component of compensation to a creditor for the debt modification) are included in the evaluation regarding whether the debt/liability modification is substantial. EITF 96-16 applies solely to the accounting for debt/liability classified financial instruments; there is no comparable guidance for equity classified financial instruments.

o	The modifications to the warrants did not, in any way, relate to the modification of debt or liabilities. Rather, inducement to the investors to exercise, gave rise to the modifications.

In practice, warrants to exercise common or preferred stock may be modified through an amendment. The reasons for the modifications vary. Some modifications involve the reduction in the warrant exercise price to induce exercise and thus raise new capital (as in our case). As can be seen, the process and the outcomes are substantially the result of (i) an understanding of the terms of both the original and amended financial instruments and (ii) the substantive purpose that ultimately gave rise to the modification.

The purpose of the modification is entirely associated with raising equity capital. Such modification was apparently designed to make the warrants more attractive. In fact, the cash flows from the initial financings were designed to provide additional tranches in the form of warrants. However, when the initial financing was received, the opportunity for additional proceeds diminished with the decline in the Company’s share price and the passage of time. Modification of the warrant would seem to be a rudimentary mechanism of raising additional equity capital; that is, rather than entering into a new financing arrangement at the already lower prices.

Considering that this is equity financing related and relates to no other debt or liability classified instruments, there should be no income effects.

We are happy to answer any additional questions or respond to further comments.

United States Securities and Exchange Commission
Division of Corporation Finance
June 22, 2010

Very truly yours,

/s/ Rakesh Malhotra
Rakesh Malhotra, Chief Financial Officer

cc:	Mason Douglas
Cliff Low
Jonathan H. Gardner